UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

Fundrise Growth eREIT II, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10843

Delaware	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offerings”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp., (our “Sponsor”);

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	failure of acquisitions to yield anticipated results;

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Growth eREIT II, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio of commercial real estate investments and other real estate-related assets. We may also invest in real estate-related debt securities (including commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Growth eREIT II”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Growth eREIT II, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

As of December 31, 2019 and 2018, our portfolio was comprised of approximately $49.0 million and $24.6 million, respectively, of gross capital deployed in real estate investments, that in the opinion of Fundrise Advisors, LLC (our “Manager”) meets our investment objectives. See Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments for information concerning our investments since December 31, 2019. We intend, directly or through our subsidiaries, to originate, invest in and manage a diversified portfolio of commercial real estate investments. We expect to originate, acquire and structure a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate-related debt securities and other real estate-related assets.

We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We intend to originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. We intend to acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments, if any, will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investment within approximately five to seven years from the one year anniversary of the initial qualification of our Offering;

•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five to seven years from the one year anniversary of the initial qualification of our Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

•	to preserve, protect and return shareholders’ capital contributions.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information. Unless otherwise indicated, latest results discussed below are as of December 31, 2019.

Offering Results

We have offered, are offering, and will continue to offer up to $50.0 million in our common shares in our Offerings in any rolling twelve month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2019 and 2018, we had raised total gross offering proceeds of approximately $50.0 million and $27.6, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,996,000 and 2,764,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2019, approximately 1,198,000 of our previously qualified common shares remained available for sale to the public under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until December 31, 2018, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares is subject to adjustment semi-annually (or such other period as determined by our Manager in its sole discretion, but no less frequently than annually) and, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the semi-annual NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2018	$10.00	Form 1-U
June 30, 2019	$10.00	Form 1-U
December 31, 2019	$10.00	Form 1-U

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

When calculated on a tax basis, distributions were made 66% from ordinary income and 34% from return of capital for the year ended December 31, 2019.

On July 11, 2019, we paid out our first distribution to shareholders for the distribution period of May 1, 2019 through June 30, 2019. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from May 1, 2019 through April 30, 2020, as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield		Link
05/01/2019 – 05/31/2019	$0.0019178082		04/30/2019	07/11/2019		7.00%	Form 1-U
06/01/2019 – 06/30/2019	$0.0023287671		05/30/2019	07/11/2019		8.50%	Form 1-U
06/30/2019(5)	$0.1279595195		06/27/2019	07/11/2019		(5)	Form 1-U
07/01/2019 – 07/31/2019	$0.0002739726		06/27/2019	10/09/2019		1.00%	Form 1-U
08/01/2019 – 08/31/2019	$0.0002739726		07/30/2019	10/09/2019		1.00%	Form 1-U
09/01/2019 – 10/01/2019	$0.0004109589		08/29/2019	10/09/2019		1.50%	Form 1-U
10/02/2019 – 10/31/2019	$0.0005479452		10/01/2019	01/13/2020		2.00%	Form 1-U
11/01/2019 – 11/30/2019	$0.0013698630		10/31/2019	01/13/2020		5.00%	Form 1-U
12/01/2019 – 12/31/2019	$0.0032876712		11/26/2019	01/13/2020		12.00%	Form 1-U
12/31/2019(6)	$0.1398101944		12/26/2019	01/13/2020		(6)	Form 1-U
01/01/2020 – 01/31/2020	$0.0013698630		12/23/2019	04/09/2020		5.00%	Form 1-U
02/01/2020 – 02/29/2020	$0.0013698630		01/29/2020	04/09/2020		5.00%	Form 1-U
03/01/2020 – 03/31/2020	$0.0011643836		02/26/2020	04/09/2020		4.25%	Form 1-U
04/01/2020 – 04/30/2020	$0.0000000000		N/A	N/A		0.00%	N/A
Weighted Average	$0.0019265224	(3)	-	-	7.03	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from May 1, 2019 through April 30, 2020.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.
(5)	On June 27, 2019, the Manager of the Company declared a distribution of $0.1279595195 per share (the “Additional June 30, 2019 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2019. The distribution was payable to shareholders of record as of the close of business on June 30, 2019 and the distribution was paid on July 11, 2019. As the Additional June 30, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional June 30, 2019 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield.
(6)	On December 26, 2019, the Manager of the Company declared a distribution of $0.1398101944 per share (the “Additional December 31, 2019 Distribution Amount”) for shareholders of record as of the close of business on December 31, 2019. The distribution was payable to shareholders of record as of the close of business on December 31, 2019 and the distribution was paid on January 21, 2020. As the Additional December 31, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional December 31, 2019 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. Through December 31, 2019, our redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2019, approximately 321,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Effective as of January 1, 2020, we have adopted revisions to our Redemption Plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our new policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer Note 2, Summary of Significant Accounting Policies in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from interest income on our real estate debt investments, as well as cash flow distributions from equity method investees, rent from real estate properties, and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2019 and 2018, we recognized total net income (loss) of approximately $(1,935,000) and $(54,000), respectively.

Revenue

Interest Income

For the years ended December 31, 2019 and 2018, we earned interest income of approximately $767,000 and $33,000 from our investments, respectively. The increase in interest income is due to the commencement of operations in September 2018 and the acquisition of two real estate debt investments during the year ended December 31, 2019.

Rental Income

For the years ended December 31, 2019 and 2018, we earned rental income of approximately $413,000 and $48,000, respectively from the operations of rental real estate properties. The increase in rental income is due to the commencement of operations in September 2018 and from operating three additional rental real estate properties during the year ended December 31, 2019.

Equity in Earnings (Losses)

For the years ended December 31, 2019 and 2018, we had equity in earnings (losses) of approximately $(2,609,000) and $(34,000) from our equity method investees, respectively. The decrease in equity in earnings is primarily attributable to the investment in four additional equity method investees during the year ended December 31, 2019, for which we recorded our share of the net losses generated by the four equity method investments.

Other Income

For the years ended December 31, 2019 and 2018, we earned other income of approximately $285,000 and $53,000 respectively. The increase is primarily due to dividends earned from our money market investments, which we opened in the second half of 2018.

Expenses

General and Administrative

For the years ended December 31, 2019 and 2018, we incurred general and administrative expenses of approximately $258,000 and $111,000, respectively, which includes auditing and professional fees, legal fees, and other costs associated with operating our business. The increase in general and administrative expenses is due to the commencement of operations in September 2018.

Property Operating and Maintenance

For the years ended December 31, 2019 and 2018, we incurred property operating and maintenance expenses of approximately $156,000 and $12,000, respectively. The increase in expense is due to the commencement of operations in September 2018 and from operating three additional rental real estate properties as of December 31, 2019.

Asset Management and Other Fees – Related Party

For the years ended December 31, 2019 and 2018, we incurred asset management fees of approximately $202,000 and $0, respectively. The increase in the amount of asset management fees is attributable to our Manager waiving the asset management fees from inception through June 30, 2019 and charging fees beginning on July 1, 2019 through December 31, 2019.

Our Investments

As of December 31, 2019, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2019. Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
RSE- Aura Controlled Subsidiary(6)	San Antonio, TX	Multifamily	12/19/2018	13.0%	12/19/2019	$7,107,727	95.0%	-	Initial	Update
RSE-University City Controlled Subsidiary	Charlotte, NC	Land	03/01/2019	12.0%	03/01/2022	$5,800,000	-	80.2%	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On February 27, 2019, the RSE-Aura Controlled Subsidiary investment was paid off and is no longer outstanding.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Urban Realty 215 Chester Controlled Subsidiary	Atlanta, GA	Commercial	09/14/2018	$1,353,750	Initial	N/A
NP 85(2)	San Antonio, TX	Multifamily	12/19/2018	$12,928,637	Initial	Update
NP 84(3)	Mansfield, TX	Multifamily	04/01/2019	$22,990,000	Initial	Update
RSE Runaway Lakes Controlled Subsidiary	Palm Beach, FL	Multifamily	06/25/2019	$17,514,000	Initial	N/A
RSE Hamilton Controlled Subsidiary	Hendersonville, TN	Multifamily	06/28/2019	$7,203,300	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On February 27, 2019, the NP 85 investment was fully distributed.

(3)	On June 20, 2019, the NP 84 investment was fully distributed.

Asset Name	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Projected Renovation Cost	Projected Exit Price	Projected Hold Period	Overview (Form 1-U)
RSE W14 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	3,980	09/20/2018	$35,000	$1,561,000 - $2,035,000	10 years	Initial
RSE W42 Controlled Subsidiary	Los Angeles, CA	Multifamily	6,982	10/05/2018	$25,000	$1,952,000 - $2,544,000	10 years	Initial
RSE E74 Controlled Subsidiary	Los Angeles, CA	Multifamily	3,200	12/04/2018	$40,000	$1,050,000 - $1,373,000	10 years	Initial
RSE W39 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	8,900	06/05/2019	$1,800,000	---	10 years	Initial
RSE R45 Controlled Subsidiary	Brentwood, MD	Commercial	22,000	06/27/2019	$---	---	7 years	Initial
RSE P34 Controlled Subsidiary	Los Angeles, CA	Multifamily	2,000	08/02/2019	$120,000	$1,414,000 - $1,693,000	5-10 years	Initial
RSE W411 Controlled Subsidiary	Los Angeles, CA	Commercial	5,300	08/07/2019	$320,000	---	7 years	Initial

As of December 31, 2019, the Company's investments in companies that are accounted for under the equity method of accounting included the initial contribution to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending, LLC.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2019, we had deployed approximately $49.0 million for twelve investments and had approximately $1.8 million in cash and cash equivalents. In addition to our investments of approximately $49.0 million, we had $0 in future funding commitments related to our investments. As of December 31, 2019, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have outstanding fund level debt of approximately $3.0 million and $3.6 million as of April 20, 2020 and December 31, 2019, respectively. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Outlook and Recent Trends

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on its future financial results at this time.

Although it is likely to mean a period of economic stress, broadly speaking, we believe Fundrise Growth eREIT II is well-positioned to withstand potential economic shocks or slowdown in the economy.

First, approximately 65% of the Fundrise Growth eREIT II portfolio is invested in rental property and apartment development. Housing, like food, is a basic good rather than a discretionary expense so we believe that it should perform more resiliently in a downturn. Management has consistently sought to lock in long-term, fixed interest rates at moderate levels of leverage and in-place loan extensions on multifamily apartment acquisitions in order to protect against the risk that credit markets freeze or become disrupted. Second, approximately 30% of the portfolio constitutes urban infill property in Los Angeles and the DC Metro Area, which, as of March 2020, has zero third party senior debt. Management chose to place no senior debt on the directly owned commercial and residential properties under renovation and in the entitlement process in order to protect against the risk that credit markets freeze or become disrupted, a situation which is now becoming increasingly probable.

Lastly, the current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Federal Reserve to continue to inject more liquidity into the market (similar to previous Quantitative Easing). Historically when the market recovers, hard assets, such as real estate, see an increase in value as a result of the expanded monetary base.

Off-Balance Sheet Arrangements

As of December 31, 2019 and 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 11, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Event	Date	Description
Declaration of February 2020 Distributions	01/29/2020	On January 29, 2020, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2020 and ending on February 29, 2020. More information can be found here.
Declaration of March 2020 Distributions	02/26/2020	On February 26, 2020, our Manager declared a daily distribution of $0.0011643836 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2020 and ending on March 31, 2020. More information can be found here.
Status of our Offering	04/20/2020	As of April 20, 2020, we had raised total gross offering proceeds of approximately $61.3 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 6,128,000 of our common shares.
Revisions to the Redemption Plan	01/01/2020	On December 31, 2019, we filed an offering circular supplement pursuant to Rule 253(g)(2), revising our Redemption Plan to reflect the following changes effective January 1, 2020: (1) quarterly instead of monthly redemption requests and elimination of the 60-day waiting period; and (2) separate redemption rights in the case of death or “qualifying disability” that eliminate any penalty for redemption in such circumstances and permit the redemption of shares at 100% of the per share price for our common shares in effect at the time of the redemption request.
03/31/2020

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

March 2020 Contribution to National Lending	03/23/2020	On March 23, 2020 the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the contribution for partnership interest from 3% to 5% of a partner’s assets under management. Accordingly, the Company made an additional contribution of approximately $1.4 million to National Lending, bringing its total contributions to approximately $2.8 million for a 6.05% ownership in National Lending as of March 23, 2020.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	43	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	34	Chief Operating Officer
Bjorn J. Hall	39	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. As of the date of this Annual Report, Mr. Miller is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 11, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 15, 2020 for each person or group that holds more than 5.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	-	-
Brandon T. Jenkins	6	*
Bjorn J. Hall	111	*
All directors and executive officers of our Manager as a group (3 persons)	117	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 11, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT II, LLC

Independent Auditor’s Report

To the Members

Fundrise Growth eREIT II, LLC

Washington, D.C.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Fundrise Growth eREIT II, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Growth eREIT II, LLC and its subsidiaries as of December 31, 2019 and 2018, and results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 20, 2020

Fundrise Growth eREIT II, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2019	As of December 31, 2018
ASSETS
Cash and cash equivalents	$1,847	$3,692
Interest receivable	-	33
Other assets	191	107
Above-market lease asset, net	283	-
Accrued interest, PIK	620	-
Real estate debt investments	5,800	7,108
Investments in equity method investees	23,375	14,248
Investments in rental real estate properties, net	12,138	3,266
Investments in real estate held for improvement	3,798	-
Total Assets	$48,052	$28,454

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$96	$64
Due to related party	108	15
Note payable - other	3,000	-
Note payable - related party	632	-
Settling subscriptions	80	633
Redemptions payable	350	67
Distributions payable	1,606	-
Rental security deposits and other liabilities	72	14
Below-market leases, net	302	165
Total Liabilities	6,246	958

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 4,995,888 and 2,763,634 shares issued and 4,675,046 and 2,755,224 shares outstanding as of December 31, 2019 and 2018, respectively	49,904	27,634
Redemptions - common shares	(3,139)	(84)
Retained Earnings (Accumulated deficit)	(4,959)	(54)
Total Members’ Equity	41,806	27,496
Total Liabilities and Members’ Equity	$48,052	$28,454

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Income (loss)
Interest income	$767	$33
Rental income	413	48
Equity in earnings (losses)	(2,609)	(34)
Other income	285	53
Total income (loss)	(1,144)	100

Expenses
Depreciation and amortization	135	31
Property operating and maintenance	156	12
Asset management and other fees – related party	202	-
Interest expense	37	-
General and administrative expenses	261	111
Total expenses	791	154

Net income (loss)	$(1,935)	$(54)

Net income (loss) per common share	$(0.42)	$(0.11)
Weighted average number of common shares outstanding	4,588,614	468,959

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2017	500	$5	$-	$5
Proceeds from issuance of common shares	2,763,134	27,631	-	27,631
Offering costs	-	(2)	-	(2)
Redemptions of common shares	(8,410)	(84)	-	(84)
Net income (loss)	-	-	(54)	(54)
December 31, 2018	2,755,224	27,550	(54)	27,496
Proceeds from issuance of common shares	2,232,254	22,323	-	22,323
Offering costs	-	(53)	-	(53)
Distributions declared on common shares	-	-	(2,970)	(2,970)
Redemptions of common shares	(312,432)	(3,055)	-	(3,055)
Net income (loss)	-	-	(1,935)	(1,935)
December 31, 2019	4,675,046	$46,765	$(4,959)	$41,806

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
OPERATING ACTIVITIES:
Net income (loss)	$(1,935)	$(54)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	135	31
Intangible lease amortization	(9)	(7)
Equity in (earnings) losses	2,609	34
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	33	(33)
Net (increase) decrease in accrued interest, PIK	(620)	-
Net (increase) decrease in other assets	(79)	(108)
Net increase (decrease) in accounts payable and accrued expenses	32	64
Net increase (decrease) in due to related party	126	15
Net increase (decrease) in rental security deposits and other liabilities	58	14
Net cash provided by (used in) operating activities	350	(44)
INVESTING ACTIVITIES:
Investment in real estate debt investments	(5,800)	(7,108)
Repayment of real estate debt investments	7,108	-
Investment in equity method investees	(49,130)	(14,282)
Repayment of equity method investees	36,505
Distributions received from equity method investees	890	-
Investment in rental real estate properties	(9,203)	(3,123)
Investment in real estate held for improvement	(3,798)	-
Capital expenditures related to rental real estate properties	(27)	(2)
Release (issuance) of deposits	80	-
Net cash provided by (used in) investing activities	(23,375)	(24,515)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	21,681	27,631
Proceeds from note payable - other	3,000	-
Proceeds from note payable - related party	3,600	-
Repayment of note payable – related party	(3,000)	-
Cash paid for shares redeemed	(2,772)	(17)
Proceeds from settling subscriptions	80	634
Distributions paid	(1,356)	-
Deferred offering costs	(53)	(2)
Net cash provided by (used in) financing activities	21,180	28,246

Net increase (decrease) in cash and cash equivalents	(1,845)	3,687
Cash and cash equivalents, beginning of year	3,692	5
Cash and cash equivalents, end of year	$1,847	$3,692

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$5	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions payable	$1,606	$-
Redemptions payable	$350	$67
Distributions reinvested in Fundrise Growth eREIT II, LLC	$8	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT II, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

1.	Formation and Organization

Fundrise Growth eREIT II, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on September 5, 2018. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT II, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate properties. We may also invest in real estate loans, real estate-related debt securities and other real estate-related assets.

Investments in rental real estate properties may consist of land, homes, office and commercial space, townhomes and condominiums, and other real estate investments. Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2018. We hold substantially all of our assets directly, and as of December 31, 2019 have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $36.3 million of shares on March 10, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of December 31, 2019 and 2018, after redemptions, the Company has net common shares outstanding of approximately 4,675,000 and 2,755,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2019 and 2018 the Sponsor owned 500 common shares. In addition, as of December 31, 2019 and 2018, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2019 and 2018, the total amount of equity outstanding by the Company on a gross basis was approximately $46.8 million and $27.6 million, respectively, and the total amount of settling subscriptions was approximately $80,000 and $633,000, respectively. Both of these amounts were based on a $10.00 per share price.

The Company's Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the years ended December 31, 2019 and 2018, approximately $8,000 and $0, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs may include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s second amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense for organizational costs.

As of December 31, 2019 and 2018, the Manager had incurred cumulative organizational and offering costs of approximately $331,000 on behalf of the Company. However, because the Hurdle Rate was not met as of December 31, 2019, no costs were eligible to be reimbursed to the Manager.

As of December 31, 2019 and 2018, the Company directly incurred cumulative offering costs of approximately $55,000 and $2,000, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (“ACH”) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment semi-annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for years ended December 31, 2019 and 2018.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to semi-annual analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2019 and 2018, none of our real estate debt investments were considered impaired. Accordingly, for the years ended December 31, 2019 and 2018, no impairment losses have been recorded in these consolidated financial statements.

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement include the acquisition of commercial real estate i) held as rental properties or ii) held for redevelopment or are in the process of being renovated, respectively.

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (Rental Real Estate Property) or will need improvements or redevelopment (Real Estate Held for Improvement). Since inception, our investment transactions have been asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price is allocated between land, building, and improvements based upon their relative fair values at the date of acquisition.

Upon the acquisition of operating rental properties, we assess the fair value of acquired tangible and intangible assets, (including land, buildings, tenant improvements, “above-” and “below-market” leases, leasing and acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities, including land and buildings as if vacant.

The value allocated to in-place leases is amortized over the related lease term and reflected as rental income in the consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets in our consolidated balance sheets.

The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above-or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company’s redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with US GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2019 and 2018. No gross deferred tax assets or liabilities have been recorded as of December 31, 2019 and 2018.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the consolidated financial statements.

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company adopted this standard under the modified retrospective approach, effective January 1, 2019. After performing an assessment, we determined that the adoption of this standard did not have a material impact or require an initial transition adjustment on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and the Company adopted this standard effective January 1, 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance was effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The Company adopted this standard effective January 1, 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In July 2019, the FASB voted to delay the fiscal year effective date of this standard by one year, and in November 2019, the FASB voted to delay the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Beginning balance	$14,248	$-
New investments in equity method investees	49,130	14,282
Distributions received	(37,394)	-
Equity in earnings (losses) of equity method investees	(2,609)	(34)
Ending balance	$23,375	$14,248

As of December 31, 2019 and 2018, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)

Acquired in 2018, a 75% non-controlling member interest in 215 Chester LLC, whose activities are carried out through the following wholly-owned asset: 215 Chester LLC, a commercial property with redevelopment potential in Atlanta, GA.

(2)	Acquired in 2019, a 90.0% non-controlling member interest in Runaway Lakes Land Partners, LLC, whose activities are carried out through the following wholly-owned assets: two garden-style multifamily properties, Runaway Bay and Twin Lakes, located in the Tampa, FL area.

(3)

Acquired in 2019, a 51.0% non-controlling member interest in The Hamilton JV, LP, whose activities are carried out through the following wholly-owned asset: The Hamilton (formerly Windsor Park Apartments), a multifamily property in Hendersonville, TN.

(4)	Acquired in 2019, a 7.4% non-controlling member interest in National Lending, LLC (“National Lending”), whose activities are further described in Note 11, Related Party Arrangements.

In 2018, the Company invested in NP 85, LLC, which was accounted for as an equity method investment due to our member interest being structured as a holding company that issued debt to the borrower of the Aura Westover Hills property. Similarly, in 2019, the Company acquired an equity method investment in NP 84, LLC, which issued a loan to the borrower to acquire Mansfield on the Green, a multifamily property in Mansfield, TX. During the year ended December 31, 2019, both borrowers refinanced the underlying properties and repaid the related loans in full with interest. Consequently, the proceeds from NP 84, LLC and NP 85, LLC were distributed to the members such that the remaining equity interest at December 31, 2019 was $0. Accordingly, there was no gain on sale of the investment.

As of and for the year ending December 31, 2019, the condensed financial position and results of operations of the Company’s material equity basis investments are summarized below (amounts in thousands):

Condensed balance sheet information:	215 Chester LLC As of December 31, 2019	NP 85 LLC As of December 31, 2019	NP 84 LLC As of December 31, 2019	Runaway Lakes Land Partners, LLC As of December 31, 2019
Real estate assets, net	$3,472	$-	$-	$61,414
Other assets	193	-	-	1,301
Total assets	$3,665	$-	$-	$62,715

Mortgage notes payable	$1,976	$-	$-	$46,838
Other liabilities	105	-	-	522
Equity	1,584	-	-	15,355
Total liabilities and equity	$3,665	$-	$-	$62,715
Company's equity investment	$1,183	$-	$-	$13,821

Condensed balance sheet information (continued):	The Hamilton JV LP As of December 31, 2019	National Lending, LLC As of December 31, 2019
Real estate assets, net	$32,091	$-
Other assets	1,238	19,313
Total assets	$33,329	$19,313

Mortgage notes payable	$19,225	$-
Other liabilities	504	-
Equity	13,600	19,313
Total liabilities and equity	$33,329	$19,313
Company's equity investment	$6,935	$1,436

Condensed income statement information:	215 Chester LLC For the Year Ended December 31, 2019	NP 85 LLC For the Period January 1, 2019 to February 27, 2019 (Liquidation)	NP 84 LLC For the Period April 1, 2019 (Acquisition) to June 20, 2019 (Liquidation)	Runaway Lakes Land Partners, LLC For the Period June 25, 2019 (Acquisition) to December 31, 2019
Total revenue	$289	$270	$871	$3,501
Total expenses	361	-	-	6,391
Net income (loss)	$(72)	$270	$871	$(2,890)
Company's equity in income (loss)	$(54)	$123	$435	$(2,601)
Company’s share of origination costs within equity	$-	$-	$-	$(387)

Condensed income statement information (continued):	The Hamilton JV LP For the Period June 28, 2019 (Acquisition) to December 31, 2019	National Lending, LLC For the Period July 15, 2019 (Inception) to December 31, 2019
Total revenue	$1,265	$242
Total expenses	1,308	27
Net income (loss)	$(43)	$215
Company's equity in income (loss)	$(22)	$16
Company’s share of origination costs within equity	$(119)	$-

As of and for the year ending December 31, 2018, the condensed financial position and results of operations of the Company’s material equity basis investments are summarized below (amounts in thousands):

	215 Chester LLC	NP 85 LLC
Condensed balance sheet information:	As of December 31, 2018	As of December 31, 2018
Real estate assets, net	$3,527	$28,443
Other assets	173	62
Total assets	$3,700	$28,505

Mortgage notes payable	$1,899	$-
Other liabilities	68	-
Equity	1,733	28,505
Total liabilities and equity	$3,700	$28,505
Company’s equity investment	$1,291	$12,957

	215 Chester LLC	NP 85 LLC
Condensed income statement information:	From Inception (August 7, 2018) to December 31, 2018	From Inception (December 19, 2018) to December 31, 2018
Total revenue	$94	$62
Total expenses	140	-
Net income (loss)	$(46)	$62
Company’s equity in net income (loss) of investee	$(35)	$28
Company’s share of origination costs within equity	$(27)	$-

4.	Real Estate Debt Investments

As of December 31, 2019 and 2018, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. The following table describes our debt related investment activity (amounts in thousands):

Real Estate Debt investments:	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Beginning balance	$7,108	$-
Investments(1)	5,800	7,108
Principal repayments	(7,108)	-
Ending balance	$5,800	$7,108

(1)	Investments as of December 31, 2019 include one new preferred equity investment added during the year ended December 31, 2019. Investments as of December 31, 2018 include one new preferred equity investments added during the year ended December 31, 2018 that was fully paid off during 2019.

As of December 31, 2019 and 2018, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$5,800	$-	$5,800
Balance as of December 31, 2019	1	$5,800	$-	$5,800

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2018 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$7,108	$-	$7,108
Balance as of December 31, 2018	1	$7,108	$-	$7,108

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	1	$-	$5,800	$-	$-
Balance as of December 31, 2019	1	$-	$5,800	$-	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2018, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	1	$7,108	$-	$-	$-
Balance as of December 31, 2018	1	$7,108	$-	$-	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least semi-annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2019 and 2018, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of December 31, 2019 and 2018, we had six and three rental real estate properties, respectively.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2019	As of December 31, 2018
Land - acquisition allocation	$8,459	$1,932
Building - acquisition allocation	3,761	1,343
Post-acquisition capitalized improvements	29	2
Total gross investment in rental real estate properties	$12,249	$3,277
Less: accumulated depreciation	(111)	(11)
Total investment in rental real estate properties, net	$12,138	$3,266

As of December 31, 2019 and 2018, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $277,000 and $74,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $161,000 and $61,000.

For the years ended December 31, 2019 and 2018, the Company recognized approximately $100,000 and $11,000, respectively, of depreciation expense on rental real estate properties.

As of December 31, 2019 and 2018, we had one and zero real estate properties held for improvement, respectively.

The following table presents our real estate held for improvement (amounts in thousands):

	As of December 31, 2019	As of December 31, 2018
Land- acquisition allocation	$1,227	$-
Building - acquisition allocation	2,564	-
Post-acquisition capitalized improvements	7	-
Total investment in real estate held for improvement	$3,798	$-

As of December 31, 2019 and 2018, real estate held for improvement included capitalized transaction costs of approximately $41,000 and $0, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $38,000 and $0, respectively

6.	Above- and Below-Market Leases

The Company recognizes acquired in-place “above-” and “below-market” leases as rental revenue over the original term of the respective leases. The impact of the acquired below-market leases increased revenue by approximately $9,000 and $7,000 for the years ended December 31, 2019 and 2018. The following table summarizes the scheduled amortization of the Company’s acquired above- and below-market lease intangibles for each of the five succeeding years (amounts in thousands):

	Above-Market Lease Amortization	Below-Market Lease Amortization
2020	$32	$33
2021	32	33
2022	32	33
2023	32	33
2024	32	33
Thereafter	123	137
Above- and Below- market lease intangibles	$283	$302

7.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of December 31, 2019	As of December 31, 2018
Accounts receivable	$34	$85
Due from property manager	23	9
Prepaid insurance	9	7
Prepaid real estate taxes	23	-
Other prepaid expenses	10	5
In-place lease asset, net of amortization	92	1
Total other assets	$191	$107

For the years ended December 31, 2019 and 2018, the Company recognized approximately $35,000 and $20,000, respectively, of amortization expense on in-place lease assets.

8.	Note Payable - Other

On December 18, 2019, the Company entered in a loan agreement with Loadstar Funding K.K. in the amount of $3.0 million. The loan agreement provides for a 5.0% interest rate and requires monthly, current interest-only payments. The loan’s maturity date is June 18, 2020, at which time the outstanding principal balance will be due. As of December 31, 2019, approximately $3.0 million was outstanding. For the year ended December 31, 2019, the Company incurred approximately $5,000 in related interest.

9.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the year ended December 31, 2019 (all tabular amounts are in thousands except per share data):

	Members						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2019	Payment Date	Total Declared
May 1, 2019 through May 31, 2019	0.0019178082	$284		4/30/19	$284	7/11/19	$-
June 1, 2019 through June 29, 2019	0.0023287671	321		5/30/19	321	7/11/19	1
June 30, 2019	0.1302882866	621		6/27/19	621	7/11/19	2
July 1, 2019 through July 31, 2019	0.0002739726	40		6/28/19	40	10/9/19	-
August 1, 2019 through August 31, 2019	0.0002739726	40		7/30/19	40	10/9/19	-
September 1, 2019 through October 1, 2019	0.0004109589	60		8/29/19	58	10/9/19	-
October 2, 2019 through October 31, 2019	0.0005479452	77		10/1/19	-	1/13/20	-
November 1, 2019 through November 30, 2019	0.0013698630	192		10/31/19	-	1/13/20	1
December 1, 2019 through December 30, 2019	0.0032876712	462		11/26/19	-	1/13/20	1
December 31, 2019	0.1430978656	674		12/26/19	-	1/13/20	1
January 1, 2020 through January 31, 2020	0.0013698630	199	(2)	12/23/19	-	4/9/20	-
Total		$2,970			$1,364		$6

(1)	Total distributions declared to related parties are included in total distributions declared to all members.
(2)	The liability for the January 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2019 financial statements, and is scheduled to be paid within three weeks after March 31, 2020.

10.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2019, the Company’s significant financial instruments consist of cash and cash equivalents and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally includes a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2019 and 2018, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $6.4 million and $7.1 million, respectively.

11.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2019 and 2018.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2019 and 2018, the Manager incurred approximately $41,000 and $15,000 of costs on our behalf, respectively. Of these amounts, approximately $3,000 and $1,000 were due and payable as of December 31, 2019 and 2018, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% of our NAV, which, until December 31, 2018, was based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period.

The Manager has agreed, for a period from inception until December 31, 2018 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager decided to continue to waive the asset management fee through June 30, 2019. The Manager will forfeit any portion of the asset management fee that is waived.

Accordingly, during the years ended December 31, 2019 and 2018, we incurred asset management fees of approximately $202,000 and $0, respectively, and as of December 31, 2019 and 2018, approximately $101,000 and $0, respectively, of asset management fees were payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2019 and 2018, the Manager has not designated any asset as non-performing and no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2019 and 2018, no disposition expenses were incurred or reimbursed.

During the year ended December 31, 2019, the Company paid a deposit for a residential rental property that closed into a related party fund. Upon closing of the residential rental property, the related party fund reimbursed the Company for the full amount of the deposit, approximately $90,000.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2019 and 2018, the Company did not make any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2019 and 2018, approximately $13,000 and $5,000, respectively, in fees were incurred to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of December 31, 2019 and 2018. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the years ended December 31, 2019 and 2018, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp is a member of the Company and held 500 shares as of December 31, 2019 and 2018.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates. The total drawn between the ten noteholders was not to exceed $10.0 million. The note was in effect for the Company as of August 17, 2018, bore a 3.00% interest rate, and expired on January 31, 2019. As such, this note is no longer available to fund acquisitions. As of December 31, 2019 and 2018, the Company had not drawn against the promissory grid note and had not paid any interest to Rise Companies Corp.

For the years ended December 31, 2019 and 2018, the Sponsor incurred approximately $28,000 and $20,000 of costs on our behalf, respectively. Of these amounts, approximately $4,000 and $14,000 were due and payable as of December 31, 2019 and 2018, respectively.

The following table presents the Company’s acquisition fees related to investments in rental real estate properties paid to the Sponsor (amounts in thousands):

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Acquisition fees incurred and paid to the Sponsor	$137	$61
Total	$137	$61

During the year ended December 31, 2019, the Sponsor entered into an agreement with the Company to rent one of the Company’s real estate properties held for improvement. For the year ended December 31, 2019, the Company received approximately $11,000 of rental income from the Sponsor, all of which was capitalized to investments in real estate held for improvement.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, generally not to exceed 3% of its assets under management to National Lending. National Lending then may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed in order to maintain greater liquidity and better finance their individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowers are reviewed by the Independent Manager. As of and for the year ended December 31, 2019, we have contributed approximately $1.4 million to National Lending. During the year ended December 31, 2019, the Company entered into one promissory note with National Lending in the amount of approximately $3.6 million, and repaid outstanding principal of approximately $3.0 million. The interest rate on the note was 4.5%. The Company incurred approximately $32,000 in related interest for the year ended December 31, 2019.

12.       Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.       Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2019 and 2018, approximately $331,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies– Organizational and Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

14.       Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 20, 2020 for potential recognition or disclosure.

Offering

As of April 20, 2020, we had raised total gross offering proceeds of approximately $61.3 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 6,128,000 of our common shares.

Additional Contributions to National Lending, LLC

On March 23, 2020 the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the contribution for partnership interest from 3% to 5% of a partner’s assets under management. Accordingly, the Company made an additional contribution of approximately $1.4 million to National Lending, bringing its total contributions to approximately $2.8 million for a 6.05% ownership in National Lending as of April 20, 2020. As of April 20, 2020, there is no outstanding principal or accrued interest balance related to the promissory note with National Lending.

Revisions to the Redemption Plan

Effective as of January 1, 2020, we have adopted revisions to our Redemption Plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our new policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price for our common shares in effect at the time of the redemption request.

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests. However, such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results such as the potential negative impact to occupancy and corresponding rental income from its investments in equity method investees and investment in rental real estate properties. The Company is unable to quantify the impact COVID-19 may have on its financial results at this time.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A/A filed on August 15, 2018)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on August 15, 2018)
2.3*	Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Form 1-A/A filed on August 15, 2018)
2.4*	Form of Second Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.4 to the Company’s Form 1-A/A filed on August 15, 2018)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix B of the Company’s Offering Circular filed on March 11, 2020)
6.1*	Form of License Agreement between Fundrise Growth eREIT II, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A/A filed on August 15, 2018)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT II, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A/A filed on August 15, 2018)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A/A filed on August 15, 2018)
11.1**	Consent of RSM US LLP

* Previously filed

** Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 20, 2020.

Fundrise Growth eREIT II, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 20, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	April 20, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)